UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Silvergraph International, Inc.
(Exact name of registrant as
Specified in its corporate charter)

Nevada (State or other jurisdiction of incorporation)	000-30951 (Commission File Number)	67-0695367 (I.R.S. Employer Identification No.)

1875 Century Park East, Ste. 1460 Los Angeles, CA 90067-0000 (Address of principal executive offices) (zip code)

(562) 693-3737 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

SILVERGRAPH INTERNATIONAL, INC.
1875 Century Park East, Suite 1460
Los Angeles, California 90067

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about November 14, 2014, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Silvergraph International, Inc., a Nevada corporation (“Silvergraph” or the “Company”) as of November 12, 2014.  You are receiving this Information Statement in connection with the appointment of persons designated by the Company’s Board of  Directors (sometimes referred to as the “Board”)  to fill seats on the Company’s Board.  The resignation of existing directors, and the appointment of new directors, will be effective approximately ten (10) days following the mailing of this Information Statement to the Silvergraph shareholders (the “Closing Date”).

On November 12, 2014, the Company entered into a Reorganization and Securities Purchase Agreement (the “Agreement”) with Matthew Balk, Jason Adelman, Chad Willis, MKM Opportunity Master Fund, Ltd., and the Robert J. Neborsky and Sandra S. Neborsky Living Trust (collectively, the “Noteholders”), on the one hand, and Caliber Capital Management, LLC, a Texas limited liability company (“Caliber”) on the other hand, which will result in a change of the Company’s management, Board of Directors, and ownership.

Pursuant to the terms of the Agreement, effective on the Closing Date, the following will automatically occur:

-
the Noteholders, who are the record and beneficial owners of a 7% Promissory Note dated August 24, 2012, issued by the Company in the original principal amount of Three Hundred Fifty Thousand Five Hundred Ninety Nine Dollars and Fifty Three Cents ($350,599.53) (the “Original Note”)—which was subsequently amended on two occasions, is convertible into a maximum of ninety six million two hundred sixty one thousand two hundred and fifty (96,261,250) shares of the Company’s Common Stock, and as of June 30, 2014, had an outstanding balance of Three Hundred Ninety One Thousand One Hundred and Forty Five Dollars ($391,145.00) (the “Convertible Note”)—assigned Three Hundred Seventy Seven Thousand and Forty Five Dollars ($377,045.00) of the Convertible Note (the “Purchased Convertible Note”) to Caliber in exchange for Two Hundred Thousand Dollars ($200,000) and other consideration;

-
the unassigned portion of the Convertible Note, representing Fourteen Thousand One Hundred Dollars ($14,100.00) was reissued to the Noteholders, on a pro-rata basis, in a promissory note that is convertible into an aggregate of two percent (2%) of the fully-diluted issued and outstanding shares of common stock of Silvergraph immediately upon the acquisition by Silvergraph of an operating company with at least (a) Twenty Million Dollars ($20,000,000.00) in assets and (b) Five Hundred Thousand Dollars ($500,000) in cash;

-
the Noteholders, who are also the record and beneficial owners of a promissory note dated April 26, 2012, issued by the Company in the original principal amount of up to Fifty Thousand Dollars ($50,000.00) (the “Working Capital Note”) which had an outstanding balance as of June 30, 2014, of Ninety Two Thousand Three Hundred Dollars ($92,300.00), agreed to cancel all but Fifty Thousand Dollars ($50,000.00) of the Working Capital Note; the balance was reissued to the Noteholders on a pro-rata basis (the “Sellers Working Capital Notes”);

-
James Simpson’s resignation as a member of the Company’s Board of Directors, Chief Executive Office, Secretary, and Chief Financial Officer, will be effective, and Paul A. Garcia will be appointed to those positions.

You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of November 12, 2014, there were two million nine hundred seventy one thousand one hundred and fifty four (2,971,154) shares of Silvergraph Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one (1) vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of November 12, 2014, the name and the number of shares of Common Stock held of record or known by the Company to own beneficially more than five percent (5%) of the issued and outstanding shares of Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

CERTAIN BENEFICIAL OWNERS
Title of class	Name and address of beneficial owners	Amount and nature of beneficial owner	Percent of class (1)

Common	Antaeus Capital Partners, LLC 1875 Century Park East, Ste. 1460 Los Angeles, CA 90067	1,219,500 (2)	41.04%

Common	Ideal Growth LLC 2855 Cottonwood Pkwy #340 Salt Lake City, UT 84121	400,000 (3)	12.61%

Common	Thomas G. Schuster 1421 West Westport Circle MeQuon, WI 53092	536,547 (4)	18.06%

MANAGEMENT
Title of class	Name and address of beneficial owners	Amount and nature of beneficial owner	Percent of class (1)

Common	James R. Simpson* (5)	122,728	4.13%

Common	Total Officers and Directors As a Group ( 1 person)	122,728	9.7%

(*)          Officer and/or director, whose address is c/o Silvergraph, Inc.

(1)
Based on 2,971,154 shares outstanding as of November 12, 2014.  Except as set forth in these footnotes, shares of common stock issuable under contractual commitments or subject to options or warrants currently exercisable or exercisable within sixty (60) days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)
Includes 1,136,964 shares received between May 2009 and December 2011 pursuant to amendments to the Company’s 7th through 13th amendments to a convertible promissory note initially issued in February 2008.  These shares have not yet been issued, although the Company plans to issue them in 2014.  These shares are considered issued and outstanding for purposes of determining this shareholder’s ownership interest.

(3)	Includes 200,000 warrants to purchase common stock that may be exercised within the next 60 days at an exercise price of $0.50 per share.

(4)
Includes 491,022 shares received between May 2009 and December 2011 pursuant to amendments to the Company’s 7th through 13th amendments to a convertible promissory note initially issued in February 2008.  These shares have not yet been issued, although the Company plans to issue them in 2014.  These shares are considered issued and outstanding for purposes of determining this shareholder’s ownership interest.

(5)
As the sole member of Hock-Simpson, James R. Simpson has the sole voting and investment power of the shares of common stock held by Hock-Simpson.  Thus, Mr. Simpson is deemed to be the beneficial owner of the 122,728 shares of common stock held by Hock-Simpson.

Changes in Control

On November 12, 2014, the Company entered into a Reorganization and Securities Purchase Agreement (the “Agreement”) with the Noteholders, on the one hand, and Caliber, on the other hand, which will result in a change of the Company’s management, Board of Directors, and ownership.  The transaction is more fully described above.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

We are not party to or otherwise involved in any legal proceedings.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person, and the date such person became a director or executive officer of the Company.  The number of directors is currently fixed at no more than 7, nor less than 1.  The initial terms of office of our directors will expire upon the election and qualification of directors at our next annual meeting of shareholders.  All directors serve until the next annual shareholders’ meeting or until their successors are duly elected and qualified.  All officers serve at the discretion of the Board of Directors.

Name	Age	Position	Term of Director

Paul Garcia	51	Chief Executive Officer, Chief Financial Officer, Secretary and Director	From December 2014 until our next annual meeting.

Set forth below is certain biographical information regarding each of our incoming executive officers and directors:

Paul Garcia, age 51, will become the Chief Executive Officer, Secretary, Chief Financial Officer, and a director on or about December 1, 2014.  Mr. Garcia is currently the Managing Partner of Caliber Capital Management, LLC.  Mr. Garcia is also currently the Managing Partner of Acer Capital Group, LLC, a provider of real estate capital, where he has served since 2002.  Mr. Garcia brings over two decades of experience as an executive and board member of a number of international corporations.  He has worked with companies that include nV idia, Gasonics and eProOnline.  At Acer Capital, after being responsible for the real estate debt and equity funds for five years, Mr. Garcia migrated to the corporate side where he is responsible for evaluating investment opportunities for existing companies that need growth capital.  With his "failure is not an option" mantra, Mr. Garcia has deployed an excess of $3 billion both as a principal, investor and in an advisory role.  His no-nonsense attitude towards solving complex financial problems and his service on multiple boards has been a key benefit to his success in his business ventures.  Mr. Garcia sits on the management team of five portfolio companies where Acer Capital has been a direct investor.

Related Transactions

On November 12, 2014, we entered into the Agreement.  Pursuant thereto, the Noteholders, who are the record and beneficial owners of a 7% Promissory Note dated August 24, 2012, issued by the Company in the original principal amount of Three Hundred and Fifty Thousand Five Hundred and Ninety Nine Dollars and Fifty Three Cents ($350,599.53) (the “Original Note”), which as amended, had an outstanding balance of Three Hundred Ninety One Thousand One Hundred and Forty Five Dollars ($391,145.00) as of June 30, 2014 (the “Convertible Note”), assigned Three Hundred Seventy Seven Thousand and Forty Five Dollars ($377,045.00) of the Convertible Note (the “Purchased Convertible Note”) to Caliber in exchange for Two Hundred Thousand Dollars ($200,000.00).

The unassigned portion of the Convertible Note, representing Fourteen Thousand One Hundred Dollars ($14,100.00) was reissued to the Noteholders, on a pro-rata basis, in a promissory note that is convertible into an aggregate of two percent (2%) of the fully-diluted issued and outstanding shares of common stock of the Company immediately upon acquisition by Silvergraph of an operating company with at least (a) Twenty Million Dollars ($20,000,000.00) in assets and (b) Five Hundred Thousand Dollars ($500,000) in cash (the “Sellers Remainder Notes”).  The Sellers Remainder Notes accrue interest at the rate of seven percent (7%) per annum and mature on June 30, 2015.

The Noteholders, who are also the record and beneficial owners of a promissory note dated April 26, 2012, issued by the Company in the original principal amount of up to Fifty Thousand Dollars ($50,000.00) (the “Working Capital Note”) which had an outstanding balance as of June 30, 2014, of Ninety Two Thousand Three Hundred Dollars ($92,300.00), agreed to cancel all but Fifty Thousand Dollars ($50,000.00) of the Working Capital Note; the balance was reissued to the Noteholders, pro-rata, through newly issued promissory notes (the “Sellers Working Capital Notes”) that accrue interest at the rate of five percent (5%) per annum and mature on June 30, 2015.

In connection with the Agreement, James R. Simpson will resign as a member of the Board of Directors, and as the Company’s Chief Executive Officer, Secretary, and Chief Financial Officer, effective ten (10) days after this Information Statement is sent to the Company’s Shareholders.  Concurrently with the foregoing resignations, Paul Garcia, Caliber’s manager, will be appointed as a member of the Board of Directors and as our Chief Executive Officer, Secretary, and Chief Financial Officer.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent (10%) shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the most recent fiscal year, to the Company’s knowledge, there were no filing delinquencies or failures to file.

Board Leadership Structure and Role in Risk Oversight

Ten (10) days after this Information Statement is delivered to Silvergraph’s shareholders, Paul Garcia will serve as both our principal executive officer and chairman of the Board of Directors.  We will not have a lead independent director.  We believe this leadership structure is appropriate given the lack of active operations and the need to minimize Company expenses.  Mr. Garcia, as our sole officer and director, will be responsible for overseeing the operations of the Company and shall be responsible for risk management.

Director Independence

We do not have any independent directors serving on our Board of Directors.

Board Meetings and Committees

During the fiscal year ended December 31, 2013, the Board of Directors did not meet but took written action on numerous occasions.  The written actions were by unanimous consent.  We do not have a policy with regard to directors’ attendance at annual meetings of the Company’s shareholders, but the last such annual meeting was attended by the sole member of the Board of Directors.

The Company presently has no compensation committee, nominating committee or audit committee of the Board of Directors.  Rather, the Board of Directors performs the functions of these committees.  We do not believe it is necessary for the Board of Directors to appoint such committees because the volume of matters that come before them for consideration is sufficiently small so as to permit our directors to give sufficient time and attention to such matters.  Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration on the needs of the Board of Directors and the candidate’s qualifications.  The Board will request such information as:

-	the name and address of the proposed candidate;

-	the proposed candidate’s resume or a listing of his or her qualifications to be a director of the Company;

-	a description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;

-	a confirmation of such person’s willingness to act as a director if selected by the Board of Directors; and

-	any information about the proposed candidate that would, under federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further.  Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews, as appropriate, and review his or her accomplishments and qualifications generally in conjunction with the accomplishments and qualifications of any other candidates that the Board of Directors may be considering.  The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

We do not have any standard arrangement for determining the compensation paid to our officers and directors.  Our directors, however, have authority to determine the amount of compensation paid to (i) directors for their services as member of our Board of Directors and (ii) executive officers.  As permitted by the Bylaws, the authority to set compensation of directors and executive officers may be delegated to committees of the Board of Directors.  The Company does not use compensation consultants in determining or recommending the amount or form of executive and director compensation.

Shareholder Communication with the Board of Directors

Shareholders may send communications to our Board of Directors by writing to: Silvergraph International, Inc., 1875 Century Park East, Suite 1460, Los Angeles, CA  90067, Attn.: Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer Compensation

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) the Company’s Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the years ended December 31, 2013, and 2012 (“Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

James R. Simpson	2013	-	-	-	-	-	-	-	-
CEO, CFO, and Sec	2012	-	-	-	-	-	-	-	-

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers on December 31, 2013:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

James R. Simpson	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

Employment Contracts

We currently do not have written employment agreements with our executive officers.  On April 11, 2008, William W. Lee and James R. Simpson terminated their employment agreements with New Era, our wholly-owned subsidiary which is now dissolved.  The Termination Agreement provided that each executive’s unpaid salary as of the date of the agreement would remain an outstanding obligation on the books and records of the Company until the salary was paid or Silvergraph International merged with a separate company unaffiliated with any of the executives.   In connection with the transactions contemplated by the Agreement, any amounts owing under these agreements will be waived.

Director Compensation

We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.  The following table sets forth director compensation as of and for 2013:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

James R. Simpson	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Michael S. Abrams	-0-	-0-	-0-	-0-	-0-	-0-	-0-

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters.  These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Dated: November 13, 2014	By order of the Board of Directors

/s/ James Simpson

James Simpson, CEO